Exhibit (a)(18)

Dear Aimmune Employees:

As you know, on August 29, 2020, Aimmune Therapeutics, Inc. entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Société des Produits Nestlé S.A. It is currently anticipated that the merger will close around October 13, 2020 (the “Effective Time”).

Under the terms of the Merger Agreement, the treatment of equity awards as of the Effective Time will be as follows:

1.	Any unexercised options (whether they are vested or unvested) will be cashed out a price of $34.50 less the exercise price per option.

2.	Any unvested RSUs, including PSUs, will be cashed out a price of $34.50 per RSU.

3.	Shares that you hold (ESPP purchases, vested RSUs and any common stock purchased on the open market) will be cashed out a price of $34.50 per share.

We are sending you this email to notify you how the cash payouts will be handled for each of the above.

For #1 and #2, we expect the cash payouts less tax withholdings will be deposited into your bank account that is used for payroll.

For #3, the cash payouts will be deposited into your E*Trade brokerage account. Note any gains related to these shares will not be processed through payroll for tax withholdings, but do need to be reported in tax returns. This is due to ESPP related shares being purchased with after-tax salary payments and RSU related shares being net of tax.

Also, under the terms of the Merger Agreement, after the Effective Time, the cash payouts for #1 and #2 will need to be made before the October 31, 2020 payroll. We are still determining the exact date of the cash payouts and will communicate that as we get closer.

Lastly, you should consult with your tax advisor to ensure that your taxes are appropriate and in compliance with rules and regulations applicable to you.

For any questions, please contact me.

Thanks,

Sukhi

Additional Information and Where to Find It

This communication is neither an offer to purchase nor a solicitation of an offer to sell any securities of Aimmune Therapeutics, Inc. (“Aimmune”). The solicitation and the offer to purchase shares of Aimmune’s common stock is being made pursuant to a tender offer statement on

Schedule TO, including an offer to purchase, a letter of transmittal and other related materials that Société des Produits Nestlé S.A., a société anonyme organized under the laws of Switzerland (“Nestlé”), and SPN MergerSub, Inc., a Delaware corporation (“Merger Sub”), filed with the Securities and Exchange Commission (“SEC”). In addition, Aimmune has filed with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 and a Schedule 13E-3 transaction statement, in each case with respect to the tender offer. Investors can obtain a free copy of these materials and other documents filed by Nestlé, Merger Sub and Aimmune with the SEC at the website maintained by the SEC at www.sec.gov. Investors may also obtain, at no charge, any such documents filed with or furnished to the SEC by Aimmune under the “Investors & Media” section of Aimmune’s website at www.aimmune.com. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THESE DOCUMENTS, INCLUDING THE OFFER TO PURCHASE AND THE SOLICITATION/RECOMMENDATION STATEMENT AND THE SCHEDULE 13E-3 TRANSACTION STATEMENT OF AIMMUNE, AND ANY AMENDMENTS THERETO, AS WELL AS ANY OTHER DOCUMENTS RELATING TO THE TENDER OFFER AND THE MERGER THAT ARE FILED WITH THE SEC, CAREFULLY AND IN THEIR ENTIRETY PRIOR TO MAKING ANY DECISIONS WITH RESPECT TO WHETHER TO TENDER THEIR SHARES INTO THE TENDER OFFER BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE TENDER OFFER.

Forward-Looking Statements

The statements included above that are not a description of historical facts are forward-looking statements. Words or phrases such as “believe,” “may,” “could,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “seek,” “plan,” “expect,” “should,” “would” or similar expressions are intended to identify forward-looking statements. These forward-looking statements include without limitation statements regarding the planned completion of the transactions contemplated by the Agreement and Plan of Merger dated as of August 29, 2020 by and among Aimmune, Merger Sub and Nestlé. Additional statements include, but are not limited to, statements regarding: Aimmune’s expectations regarding the potential benefits of PALFORZIA; Aimmune’s expectations regarding the potential commercial launch of PALFORZIA; and Aimmune’s expectations regarding potential applications of the CODIT approach to treating life-threatening food allergies.

Risks and uncertainties that could cause results to differ from expectations include: uncertainties as to the timing and completion of the tender offer and the merger; uncertainties as to the percentage of Aimmune stockholders tendering their shares in the tender offer; the possibility that competing offers may be made; the possibility that various closing conditions for the tender offer or the merger may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the merger; the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement; the effects of disruption caused by the transaction making it more difficult to maintain relationships with employees, collaborators, vendors and other business partners; the risk that stockholder litigation in connection with the tender offer or the merger may result in significant costs of defense, indemnification and liability; and risks and uncertainties pertaining to Aimmune’s business, including the risks and uncertainties detailed in Aimmune’s public periodic filings with the SEC, as well as the tender offer materials filed by Merger Sub and Nestlé, the

Solicitation/Recommendation Statement and the Schedule 13E-3 transaction statement filed by Aimmune in connection with the tender offer. Risks and uncertainties that contribute to the uncertain nature of the forward-looking statements regarding Aimmune’s business may include: the expectation that Aimmune will need additional funds to finance its operations; Aimmune’s dependence on the success of PALFORZIA; Aimmune’s ability to build a commercial field organization and distribution network; the degree of acceptance of PALFORZIA among physicians, patients, healthcare payors, patient advocacy groups and the general medical community; Aimmune’s ability to obtain favorable coverage and reimbursement from third-party payors for PALFORZIA; Aimmune’s reliance on third parties for the manufacture of PALFORZIA; Aimmune’s ability to implement and comply with the REMS for PALFORZIA; possible regulatory developments in the United States and foreign countries; and Aimmune’s ability to attract and retain senior management personnel.

You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. All forward-looking statements are qualified in their entirety by this cautionary statement and Aimmune undertakes no obligation to revise or update these statements to reflect events or circumstances after the date hereof, except as required by law.